UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41494

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GRF Capital Investors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1776 S. Utica Ave.
(No. and Street)

Tulsa	OK	74104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Heinrich	918-743-1333	mark.heinrich@grfci.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave., Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

7-28-2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Heinrich _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GRF Capital Investors, Inc. _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRANDON SHAWVER
NOTARY PUBLIC - STATE OF OKLAHOMA
MY COMMISSION EXPIRES SEPT. 11, 2027
COMMISSION #23012281

Notary Public

Signature: _Mark Heinrich_

Title:
President & CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GRF CAPITAL INVESTORS, INC.

Report Pursuant to 17a-5 of

The Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

As of and for the Year-Ended December 31, 2024

Contents

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's
of GRF Capital Investors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GRF Capital Investors, Inc. as of December 31, 2024, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GRF Capital Investors, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GRF Capital Investors, Inc.'s management. Our responsibility is to express an opinion on GRF Capital Investors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GRF Capital Investors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of GRF Capital Investors, Inc.'s financial statements. The supplemental information is the responsibility of GRF Capital Investors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as GRF Capital Investors, Inc.'s auditor since 2024.

Maitland, Florida

February 26, 2025

I

GRF Capital Investors, Inc.
Financial Statements
Statement of Financial Condition
As of December 31, 2024

ASSETS		
CURRENT ASSETS		
Cash In Bank	$	12,284
Security Deposit		390
Total Current Assets		12,674
OTHER ASSETS		
Other Assets		622
TOTAL: ASSETS	$	13,296
LIABILITES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITES		
Accounts Payable	$	5,096
Accrued Liabilities		3
Total Current Liabilities		5,099
Total Liabilities		5,099
STOCKHOLDER'S EQUITY		
Capital Stock, par value, $.01 per share, 5,000,000 shares authorized, 530,800 shares Issued and outstanding		5,308
Paid in excess		443,993
Retained Earnings		(441,104)
Total Stockholder's Equity		8,197
TOTAL LIABILITES AND STOCKHOLDER'S EQUITY	$	**13,296**

The accompanying footnotes are an integral part of these financial statements.

GRF Capital Investors, Inc.
Statement of Operations
For the Year-Ended December 31, 2024

REVEVENUES		
Fees Earned	$	1,050
Mutual Fund Commission		159
Total Revenues		1,209
OPERATING EXPENSES		
Employment compensation and benefits		8,000
Regulatory Expenses		8,708
Occupancy		4,763
Other expenses		6,625
Total Operating Expenses		28,096
Operating Loss (EBIT)		(26,887)
Other Income (Expense)		
Reimbursement		7,495
NET INCOME (LOSS)	$	**(19,392)**

The accompanying footnotes are an integral part of these financial statements.

GRF Capital Investors, Inc.
Statement of Changes in Stockholder's Equity
For the Year-Ended December 31, 2024

	Common Stock		Paid-In Capital		Retained Earnings	Total Stockholder's Equity
	Shs	Amt.	Shs.	Amt.	Amt.	Amt.
Balance at 12/31/2023	530,800	$5,308		$426,993	$ (426,712)	$ 5,589
Net Loss					(19,392)	(19,392)
Prior Period Adjustment					5,000	5,000
Capital Infusion				17,000		17,000
Balance at 12/31/2024	530,800	$5,308		$443,993	$ (441,104)	$ 8,197

The accompanying footnotes are an integral part of these financial statements.

GRF Capital Investors, Inc.
Statement of Cash Flows
For the Year-Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(19,392)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		-
Decrease (Increase) in Operating Assets:		
Accounts Receivable		50
Deposit with Clearing		1,383
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		(3,380)
Accrued Liabilities		5,000
Net Cash Used By Operating Activities		(16,339)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		
CRD Deposit		(155)
Net Cash Provided By Investing Activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Capital In Excess Of Par		17,000
Dividends Paid		0 -
Proceeds From Sale of Treasury Stock		
Net Cash Provided By Financing Activities		
NET DECREASE IN CASH AND CASH EQUIVALENTS		506
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		11,778
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	12,284
CASH DURING THE YEAR FOR		
INTEREST		0
TAXES		0

The accompanying foot notes are an integral part of these financial statements.

GRF Capital Investors, Inc.
Notes to Financial Statements
For the Year-Ended December 31, 2024

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Organization

GRF Capital Investors, Inc. (the "Company") was incorporated in June 1989 and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including corporate retail securities, corporate debt securities, U.S. government securities, and a mutual fund retailer.

The Company has adopted a fiscal year ended December 31.

Description of Business

The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of the Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company executes transactions on a fully disclosed basis. The company is presently being sold and is being actively marketed to be acquired as a shell. Once a selling agreement is signed, the continuing membership application process will be initiated for FINRA approval. At present, there is no clearing agreement. The former clearing agreement with RBC Capital Markets, LLC., was terminated effective November 30th 2023. Presently there are no accounts held at GRF Capital Investors, Inc. Management plans to stay on to wrap up operations and file necessary regulatory reports to keep the firm in good standing.

The Company does not hold customer funds or safe keep customer securities.

The financial statements of GRF Capital Investors, Inc. have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. GRF Capital Investors, Inc. fiscal year end is December 31.

Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash or cash equivalents.

Basis of Accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Going Concern

The Company had a net loss of approximately $ 19,392 for the year ended December 31, 2024. This matter, among others, raises substantial doubt about the Company's ability to continue as a going concern. Although the company has not secured a buyer for the CMA Process and FINRA approval, Mark W. Heinrich President & CEO will continue to inject capital to keep the firm in good standing with FINRA. The company expects to secure a buyer sometime during the 1st quarter Of 2025.

The Company's financial statements are prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The company will continue to be a going concern and management will maintain minimum capital requirements until FINRA approval of sale.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in bank, and temporary cash investments. Temporary cash investments are all highly liquid instruments with maturities of less than three months.

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

Account Receivable are stated at the historical carrying amount net of write-off's and allowance for doubtful accounts. The Company establishes an estimated allowance for doubtful accounts received based on various factors, including revenue, historical credit loss experience, current trends, and specific customer collection issue that the Company has identified. Uncollectable accounts receivable are written off when a settlement is reached for an amount that is less that the outstanding historical balance or when the Company has determined the balance will not be collected. As of December 31, 2024 the Company determined that all accounts receivable were collectible, therefore, no allowance for doubtful accounts was required.

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determinations is made.

Revenue Recognition

Revenue from the sale of mutual funds, security transactions and other revenue are recorded when performance obligations are met as required under ASC Topic 606. "Revenue from Contracts with Customers".
The Company records its revenue as received adjusted monthly for receivables based on the Company's estimate of revenue earned from the sale of specific financial products, but not yet collected from the respective mutual fund or other financial services company. Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of period end are not material to the Company's financial statements.

Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made.

Income Taxes

The components of income tax (benefit) expense, on continuing operations, for the year ended December 31, respectively were as follows:

	2024
Federal	$0*
State	0
Total	$0*

The net operating loss of $9,392 would result in $0 income tax expense at December 31, 2024

Prior period Adjustment

The Company has a prior period adjustment for taxes recorded in a prior period that were reversed.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2024 the Company had net capital of $7,574 which was $2,574 in excess of its required net capital of $5,000. that the firm's excess net capital as of December 31, 2024, is $2,574. The Net

Capital is less than 120% of the Net Capital Requirement. The Net Capital of $7,574 represents 151.48% of Net Capital Requirement of $5,000

The Company's ratio of aggregate indebtedness to net capital was 67.32% to 1. There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part II-A of the FOCUS report required under Rule 15c3-1.

NOTE C- Other Income

Reimbursement of $6,600 for the annual audit for 2023 and $895 for FINRA Renewal for 2024 totaling $7,495. This other income of $7,495 is stated in the selling agreement from the previous buyer which backed out of the contract was responsible for these expenses as described in the selling agreement dated August 31, 2023. For the year ended December 31, 2024, since there are no customer accounts, no concentration of credit risk exists.

NOTE D – POSSESSION OR CONTROL REQUIREMENTS

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. The clause relates to instances where the Company's customer fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2024, management of the company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE E– RELATED PARTY TRANSACTIOS

The Company leases space from a related company by common ownership pursuant to a sub-lease for $400 per month plus a portion of utilities. Rent expense for the year ended December 31, 2024 was $4,763 at this time, the company does not foresee any changes in the near future with the present lessor's rental agreement.

NOTE F– SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including corporate retail securities, corporate debt securities, U.S. government securities, and a mutual fund retailer. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see page 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 86 percent of its total revenues in 2024 from reimbursed expenses from a former buyer that pulled out of CMA process.

GRF Capital, Investors, Inc.

Schedule I – Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year-Ended December 31, 2024

Computation of Net Capital

Total Stockholder's Equity:			$ 8,196

Non-allowable assets:
Fixed Assets	_____		
Accounts Receivable	_____		
Other Assets	622	$	(622)
Tentative Net Capital			$ 7,574

Computation of Net Capital

Haircuts		$ (-)
Undue Concentrations and Other Charges	-	(-)
Net Capital		$ 7,574
Minimum net capital as required as a percentage of aggregate indebtedness		$ 339
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 2,574

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness		$ 5,099
Percentage of aggregate indebtedness to net capital		67.32%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2024		$ 7,574

-

No material differences exist between the above computation and the computation included in the
company's most recently filed Part II A of Form X-17A-5 as of December 31, 2024

GRF Capital, Investors, Inc.
Schedule II– Computation of for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2024

A computation of reserve requirement is not applicable to GRF Capital Investors, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

GRF Capital Investors, Inc.
Schedule III – Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
As of December 31, 2024

Information Relating to the Possession or Control Requirements is not applicable to GRF Capital Investors, Inc., as the Company qualifies for ex3emption under Rule 15c3-3(k)(2)(ii)

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of GRF Capital Investors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GRF Capital Investors, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which GRF Capital Investors, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k(2)(ii) [exemption provision(s)] and (2) GRF Capital Investors, Inc. stated that GRF Capital Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to retailing corporate securities, retailing corporate debt securities, mutual fund retailer, U.S. government securities, municipal securities, variable life insurance or annuities and put and call or option writer. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

GRF Capital Investors, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GRF Capital Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

February 26, 2025

GRF Capital Investors, Inc.'s
Exemption Report

GRF Capital Investors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)[3] : (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to *(include all that apply, for example,)*: (1) broker or dealer retailing corporate securities; (2) broker or dealer retailing corporate debt securities; (3) mutual fund retailer; (4) U.S. Government securities dealer; (5) municipal securities dealer; (6) broker or dealer selling variable life insurance or annuities; (7) put and call broker or dealer or option writer, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

GRF Capital Investors, Inc.

I, Mark W. Heinrich, swear that to the best of my knowledge and belief, this Exemption Report is true and correct.

By: *Mark W. Heinrich*

President and CEO
February 24th, 2025